Filed Pursuant to Rule 424(b)(3)
Registration File No.: 333-258015

BLACKROCK MUNIASSETS FUND, INC.

Supplement dated November 14, 2023 to the Prospectus, dated August 26, 2021,

as supplemented to date

This supplement amends certain information in the Prospectus dated August 26, 2021, as supplemented to date, of BlackRock MuniAssets Fund, Inc. (the “Fund”). Unless otherwise indicated, all other information included in the Prospectus that is not inconsistent with the information set forth in this supplement remains unchanged. Capitalized terms not otherwise defined in this supplement have the same meanings as in the Prospectus.

The following changes are made to the Fund’s Prospectus:

The section of the Prospectus entitled “Prospectus Summary — Distributions” is deleted in its entirety and replaced with the following:

Distributions

The Fund intends to make regular monthly cash distributions of all or a portion of its net investment income, after payment of dividends on the Fund’s VRDP Shares outstanding, to holders of the Fund’s common shares (stated in terms of a fixed cents per common share dividend distribution rate). In addition, in any monthly period, in order to maintain its declared distribution amount, the Fund may pay out more or less than the entire amount of net investment income earned in any particular month. In the event the Fund distributes more than its net investment income during any yearly period, such distributions may also come from sources other than net income, including a return of capital. Net capital gains, if any, will be distributed at least annually to holders of the Fund’s common shares. The Fund’s net investment income consists of all interest income accrued on portfolio assets less all expenses of the Fund. The Fund is required to allocate net capital gains and other taxable income, if any, received by the Fund among its shareholders on a pro rata basis in the year for which such capital gains and other income is realized.

A return of capital distribution may involve a return of the shareholder’s original investment. Though not currently taxable, such a distribution may lower a shareholder’s basis in the Fund, thus potentially subjecting the shareholder to future tax consequences in connection with the sale of Fund common shares, even if sold at a loss to the shareholder’s original investment. Shareholders should not draw any conclusions about the Fund’s investment performance from the amount of the Fund’s distributions.

Various factors will affect the level of the Fund’s net investment income, such as its asset mix, performance of its investments, level of retained earnings, the amount of leverage utilized by the Fund and the effects thereof, the costs of such leverage, the movement of interest rates for municipal bonds and general market conditions. To permit the Fund to maintain more stable monthly distributions and to the extent consistent with the distribution requirements imposed on regulated investment companies by the Code, the Fund may from time to time distribute more or less than the entire amount earned in a particular period. Undistributed earnings will increase the Fund’s NAV and, correspondingly, distributions from undistributed earnings and from capital, if any, will reduce the NAV.

Shareholders will automatically have all dividends and distributions reinvested in common shares of the Fund in accordance with the Fund’s dividend reinvestment plan, unless an election is made to receive cash by contacting the Reinvestment Plan Agent (as defined herein), at (800) 699-1236. See “Dividend Reinvestment Plan.”

The Fund reserves the right to change its distribution policy and the basis for establishing the rate of its monthly distributions at any time and may do so without prior notice to common shareholders. See “Distributions.”

The section of the Prospectus entitled “Distributions” is deleted in its entirety and replaced with the following:

The Fund intends to make regular monthly cash distributions of all or a portion of its net investment income, after payment of dividends on the Fund’s VRDP Shares outstanding, to holders of the Fund’s common shares (stated in terms of a fixed cents per common share dividend distribution rate). In addition, in any monthly period, in order to maintain its declared distribution amount, the Fund may pay out more or less than the entire amount of net investment income earned in any particular month. In the event the Fund distributes more than its net investment income during any yearly period, such distributions may also come from sources other than net income, including a return of capital. Net capital gains, if any, will be distributed at least annually to holders of the Fund’s common shares. The Fund’s net investment income consists of all interest income accrued on portfolio assets less all expenses of the Fund. The Fund is required to allocate net capital gains and other taxable income, if any, received by the Fund among its shareholders on a pro rata basis in the year for which such capital gains and other income is realized.

A return of capital distribution may involve a return of the shareholder’s original investment. Though not currently taxable, such a distribution may lower a shareholder’s basis in the Fund, thus potentially subjecting the shareholder to future tax consequences in connection with the sale of Fund shares, even if sold at a loss to the shareholder’s original investment. Shareholders should not draw any conclusions about the Fund’s investment performance from the amount of the Fund’s distributions.

The tax treatment and characterization of the Fund’s distributions may vary significantly from time to time because of the varied nature of the Fund’s investments. The ultimate tax characterization of the Fund’s distributions made in a fiscal year cannot finally be determined until after the end of that fiscal year. As a result, there is a possibility that the Fund may make total distributions during a fiscal year in an amount that exceeds the Fund’s earnings and profits for U.S. federal income tax purposes. In such situations, the amount by which the Fund’s total distributions exceed earnings and profits would generally be treated as a return of capital reducing the amount of a shareholder’s tax basis in such shareholder’s shares, with any amounts exceeding such basis treated as gain from the sale of shares.

Various factors will affect the level of the Fund’s net investment income, such as its asset mix, performance of its investments, level of retained earnings, the amount of leverage utilized by the Fund and the effects thereof, the costs of such leverage, the costs of such leverage, the movement of interest rates for municipal bonds and general market conditions. To permit the Fund to maintain more stable monthly distributions and to the extent consistent with the distribution requirements imposed on regulated investment companies by the Code, the Fund may from time to time distribute more or less than the entire amount earned in a particular period. Undistributed earnings will increase the Fund’s NAV and, correspondingly, distributions from undistributed earnings and from capital, if any, will reduce the Fund’s NAV.

Shareholders will automatically have all dividends and distributions reinvested in common shares of the Fund in accordance with the Fund’s dividend reinvestment plan, unless an election is made to receive cash by contacting the Reinvestment Plan Agent (as defined herein), at (800) 699-1236. See “Dividend Reinvestment Plan.”

The Fund reserves the right to change its distribution policy and the basis for establishing the rate of its monthly distributions at any time and may do so without prior notice to common shareholders.

Investors should retain this supplement for future reference.

PRO-MUA-1123SUP